UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FuLuCai Productions Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

James Durward
FuLuCai Productions Ltd.
3632 13 St SW
Calgary, Alberta T2T 3R1
(403) 693-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	James Durward

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	Yes

	8.	Shared Voting Power	No

	9.	Sole Dispositive Power	Yes

	10.	Shares Dispositive Power	No

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	80,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	100%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.       Security and Issuer

James Durward (the “Reporting Person”), is filing this statement on Schedule 13D/A (this “Statement”) with respect to the Common Stock, $0.0001 par value, of FuLuCai Productions Ltd. (the “Issuer”).  Its principal executive offices are located at 3632 13th St SW, Calgary, Alberta T2T 3R1

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Statement on Schedule 13D filed by the reporting person on October 14, 2010 (the “Original Filing”).  The purpose of this Amendment is to amend Item 3. Source and Amount of Funds or Other Consideration as amended below.

Capitalized terms used and not defined in this Amendment have the meaning set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase was $24,000.00.  The source of funds for the purchase was a promissory note between the Reporting Person and Loesha Henchall, the previous shareholder of the Issuer.  The note, secured by 4,800,000 restricted shares of the Issuer, was paid in full on November 5, 2010 and the security was released to the Reporting Person.

Item 4.	Purpose of Transaction

On November 5, 2010, the Reporting Person paid in full an outstanding promissory note which was secured by 4,800,000 common shares of the Issuer.   The note was paid in order to retire the debt and release the Security to the Reporting Person.

Item 5.       Interest in Securities of the Issuer

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of page 2 of this Amendment are incorporated herein by reference.
.
(c)  The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the last 60 days except as described in this Amendment.

(d)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2010
Date

/s/ James Durward
Signature

James Durward
Name/Title